February 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Attention: Brian Fetterolf

Re:	Sunshine Biopharma, Inc.
Registration Statement on Form S-1, as amended File No. 333-259394
Initially Filed September 9, 2021

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Sunshine Biopharma, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Friday, February 11, 2022, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference LLP., by calling Jeff Cahlon at 212-930-9700.

Very truly yours,

/s/ Dr. Steve N. Slilaty
Dr. Steve N. Slilaty
Chief Executive Officer